[LOGO] GENETHERA

                                                               November 18, 2004



Mr. Jeffrey Riedler, Esq.
Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:      GeneThera, Inc.
         Comment Letter
         File No. 333-118937


Dear Mr. Riedler,

Thank you for the third comment letter sent by your department on November 16, 2004. We have attempted to address all the comments in a comprehensive manner. We are sending three bound "marked" copies of the amended filing and three "clean" copies that we hope will facilitate your review. This letter will attempt to key our responses to your comments.

Form SB-2

General

1. We note that you have removed the audited financial statements for the Company from this registration statement. This information is required pursuant to Item 22 of Form SB-2 and Item 310 of Regulation S-B. Please amend your registration statement to include the audited financial statements required by these items. Acknowledged.

2. In addition, please include the interim financial information for the quarter ended September 30, 2004 in accordance with Item 310(g) of Regulation S-B. The information for the quarter ended September 30, 2004 has been inserted in the Financial information section starting at page F-1

Cover Page

3. We note your response to comment 4 and your revised disclosure. At present, the first two paragraphs contain duplicative disclosure. Please revise your disclosure to eliminate the redundancy. Deleted per comment.

4. In addition, please remove the third paragraph on this cover page. Item 501 of Regulation S-B does not require this information in the cover page. Removed per comment.


Convertible Notes, page 10

5. We note your response to comment 15 and your revised disclosure. Please revise your disclosure to provide all material terms of the settlement. As of June 30, 2004, the note has been converted into 80,000 shares per a settlement agreement entered into with Mr. Taggart on October 1, 2003. This is the total amount of shares available for conversion by Mr. Taggart. The value of the shares at time of conversion was $60,000. Mr. Taggart received two certificates of 40,000 shares each with restrictive legends. All parties signed Mutual Settlement agreements. The agreement is attached as an exhibit.



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6. In addition, we note that it does not appear you have filed the settlement agreement with Mr. Taggart to your registration statement. In your next amendment, please file the agreement as an exhibit. Filed as Exhibit 10.11.

7. Please review the introductory paragraph to clarify whether the $1.2369 million principal amount of notes was sold at a discount and, if so, the amount of the discount. On the date of execution, each note carried a conversion right for an amount lower than current market price at that date. Our auditors advised the Company to reflect this $1,178,107 beneficial conversion on both the Stockholders Equity and Cash Flow statements as filed in our March 2004 10QSB.


Gea System, page 14

8. We note your response to comment 21 and reissue the comment. It is unclear whether you have the specific lab equipment to develop the GEA vaccine. Please revise your disclosure accordingly. To perform GEA, specific laboratory equipment is needed. . This involves some substantial initial costs to set up the laboratory operations. We have performed this substantial set up and are fully operational to perform GEA. We currently have all the specific equipment necessary to further development.

9. We note your response to comment 22 and reissue the comment. Please supplementally provide us with hard copies of the third party documents you describe in your response. Acknowledged and provided within the bound copies. We have also provided a third article that addresses the comment.


Business, Page 16

Overview, page 16

10. We note your response to comment 23 and your revised disclosure. Please disclose the value of the 10 million shares of common stock you issued as consideration for the sale of the private corporation. The value of the shares as issued to Dr. Milici were recorded in our quarterly filing of June 2004 as Fourteen Million Three hundred Ninety Six Thousand Seven Hundred Seventy Seven dollars.

11. We note your response to comment 30 and reissue in part. With respect to the reverse acquisition agreement, please indicate if the terms you received in the transaction was as favorable as could have been obtained from unaffiliated third parties. The terms as described in the Agreement were as favorable as those that could have been obtained from unaffiliated third parties.

12. In addition, please disclose the value of the shares issued to Dr. Milici in June 2004. We note the disclosure you have provided in Note 6 to your revised financial statements. The value as disclosed above of Fourteen Million Three hundred Ninety Six Thousand Seven Hundred Seventy Seven dollars includes these shares. These are the same shares.


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Executive Compensation , page 23

13. We note that you have referenced footnotes for the individuals in the table, but it appears there are no corresponding footnotes. Please revise your table accordingly. Deleted per comment.

Selling Shareholders, page 25

14. We note your revised disclosure under the reference "#" where you state that the shares represent certain investors who who have "taken stock in lieu of payment of professional fees". Please briefly describe the individuals in the section entitled "Certain relationships and related transactions". Inserted into "Certain relationships and related transactions".

      As payment for legal services rendered, Steven Slaw received 16,000 shares of restricted stock valued at $16,000 in January 2004.

      As payment for financial consulting services, Mark Herzog received 16,000 shares of restricted stock valued at $16,000 in January 2004.

      Under a scientific consulting agreement, James Huang received 20,000 shares of restricted stock valued at $20,000 in August 2004.

      As payment for legal services rendered, Richard W. Bryans received 75,000 shares of restricted stock valued at $$71,250.

Recent Sales of Unregistered Securities, Page II-1

15. We note your response to comment 35 and your revised disclosure. The information does not comply with Item 701 of Regulation S-B. For example, for each issuance you should revise to identify the investors and identify the exemption relied upon. Please note that accredited investors is not a class of investors that we will recognize. The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Exhibit List

16. We note your response to comment 36 and your revised exhibit list. Please note several of the exhibits you have indicated as filed in the registration statement are not included in the filed or courtesy copy of the registration statement, and further, it appears some of the documents were previously filed in the last amendment to the registration statement. Please revise the exhibit list to indicate which exhibits you intend to file as part of the amendment and which you are incorporating by reference to a previously filed document. Acknowledged and completed per comment.

17. We note your response to comment 38 and 39 and your revised disclosure. Your exhibit list presently indicates that exhibits 99.2 and 99.3 are filed as part of Amendment No. 2 when they are not. Please revise your exhibit list accordingly. Acknowledged and completed per comment.

We look forward to providing any additional information you may request.


                                                      Sincerely,
                                                      /s/ Steven M. Grubner
                                                      ----------------------
                                                      Steven M. Grubner
                                                      Chief Financial Officer

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